Exhibit 99.1

PRESS RELEASE

ERYTECH Announces the Availability of the Documents for its Annual General Meeting to be held on June 23, 2023

Cambridge, MA (U.S.) and Lyon (France), May 24, 2023 – ERYTECH Pharma (Nasdaq & Euronext: ERYP), a clinical-stage biopharmaceutical company developing innovative therapies by encapsulating therapeutic drug substances inside red blood cells, today announced the availability of the documents for its Annual General Meeting to be held on Friday, June 23, 2023.

ERYTECH’s shareholders are hereby informed of the Annual General Meeting which will be held on June 23, 2023 at 09:30am CEST at the Hôtel Intercontinental, 2 rue Scribe, 75009 Paris (FRANCE).

Shareholders may participate in the General Meeting as follows:

1.Attend in person;

2.Voting by mail or by internet on the secure voting platform Votaccess; or

3.Give a proxy to any individual or legal entity of their choice, under the applicable legal and regulatory conditions, or give a proxy to the Chairman of the Shareholders' Meeting. The Chairman will then vote on their behalf in favor of the adoption of the draft resolutions presented or approved by the Board of Directors and against the adoption of all other draft resolutions.

Availability of the documents for the Shareholders’ Meeting

The notice of meeting including the agenda and the draft resolutions, together with the principal details for attending and voting at the Combined Shareholders’ Meeting was published in the French Bulletin of Legal Announcements no. 59 on May 17, 2023.

Shareholders have access to the preparatory and information documents for the Shareholders’ Meeting as provided for by law and the regulations. They may also be viewed on the Company website at: https://investors.erytech.com/general-meeting. Shareholders are kindly advised to consult this section on a regular basis, as it may be updated to specify the final terms and conditions of participation in this Shareholders’ Meeting, in accordance with legal and regulatory requirements.

About ERYTECH: www.erytech.com
ERYTECH is a biopharmaceutical company developing innovative red blood cell-based therapeutics for severe forms of cancer and orphan diseases. Leveraging its proprietary ERYCAPS® platform, which uses a novel technology to encapsulate drug substances inside red blood cells, ERYTECH is developing a pipeline of product candidates for patients with high unmet medical needs.
On February 15 2023, ERYTECH announced its intended strategic combination with PHERECYDES to create a global player in extended phage. More detail can be found in the press release.
ERYTECH is listed on the Nasdaq Global Select Market in the United States (ticker: ERYP) and on the Euronext regulated market in Paris (ISIN code: FR0011471135, ticker: ERYP). ERYTECH is part of the CAC Healthcare, CAC Pharma & Bio, CAC Mid & Small, CAC All Tradable, EnterNext PEA-PME 150 and Next Biotech indexes.
For more information, please visit www.erytech.com

CONTACTS

ERYTECH Eric Soyer CFO & COO	NewCap Mathilde Bohin / Louis-Victor Delouvrier Investor relations Nicolas Merigeau Media relations
+33 4 78 74 44 38 investors@erytech.com	+33 1 44 71 94 94 erytech@newcap.eu